
April 27, 2020

Paul Seavey
Executive Vice President and Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza
Suite 800
Chicago, IL 60606

      Re: Equity Lifestyle Properties, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 24, 2020
          File No. 001-11718

Dear Mr. Seavey:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 44

1.   We note your disclosure of your results of operations. Please tell us what consideration you gave to presenting your discussion of material changes from year to year in a way that corresponds to the line items on your Consolidated Statements of Income or your segment disclosure. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction